starpharma

December 22, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since the date of this company's Rule 12g3-2(b) exemption application on October 19, 2004.

Yours faithfully,

B P Rogers
Company Secretary

dlw 1/4

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

Clinical Study Shows STARPHARMA's VivaGel™ is Safe

Melbourne (Australia), 16 December 2004: Starpharma Holdings Limited (ASX:SPL) today released full human clinical trial results indicating that VivaGel™ (SPL7013 gel) has a suitable safety profile to be developed as a vaginal microbicide for the prevention of HIV.

The unblinded data confirm and extend the findings of Starpharma's preliminary announcement issued on November 17, 2004 that initial results of the Phase 1 study were positive. VivaGel™ caused no irritation, inflammation or other significant adverse effect. In pharmaceutical industry terminology, VivaGel™ was considered "safe and well-tolerated."

The Phase 1 study compared 36 women who received either various intra-vaginal doses of VivaGel™ or a placebo gel daily for one week. The trial was double blinded so that the volunteers, principal investigator and Starpharma did not know who was receiving placebo or VivaGel™. Study participants were assessed by a gynaecologist for possible irritant effects of the gel. Additionally, the women were assessed for any possible effect upon vaginal microflora (natural micro-organisms in the vagina) or absorption into the blood of the active ingredient of VivaGel™.

"Based upon our thorough review of the complete data, VivaGel™ appears to be a very safe and gentle product for intravaginal use by women," stated the Principal Investigator on the study, Dr John O'Loughlin of the Royal Adelaide Hospital. "There is no evidence to indicate that VivaGel™ caused any irritation or inflammation whatsoever."

VivaGel™ is being developed as a topical microbicide that has the potential to prevent the transmission of HIV and other STDs when applied to the vagina prior to sexual intercourse. In earlier studies performed in monkeys, VivaGel™ was found to be highly effective in preventing HIV transmission.

Dr John Raff, CEO of Starpharma, said: "We are delighted to receive this very positive data supporting the safety of VivaGel™ in humans. Combined with our earlier animal studies demonstrating the effectiveness of VivaGel™ as an HIV preventative agent, we believe that this data supports future larger-scale efficacy and safety clinical trials of the product. VivaGel™ is shaping up to become an important weapon in the battle against the HIV/AIDS epidemic."

The clinical trial was conducted at CMAX, a Division of IDT Australia Ltd, in Adelaide under an effective "Investigational New Drug" application filed with the US Food and Drug Administration (FDA). Starpharma's VivaGel™ is the first drug product in the world based upon nanoscale molecules called dendrimers to enter human trials under FDA Regulations.

An expanded summary of the clinical trial results is included in the Appendix to this announcement.

This announcement has been prepared in compliance with the draft ASX and AusBiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides
A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers
Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media **Rebecca Christie** Buchan 02 9293 2836 /0417 382 391 rchristie@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 **Mr Ben Rogers** Company Secretary +61 3 8532 2702 **www.starpharma.com**

APPENDIX – SPL7013-001/CM4402 PHASE 1 CLINICAL TRIAL RESULTS

This appendix contains a summary of the final analysis of the results of the first clinical trial assessing the safety of VivaGel™ (SPL7013 gel), which was conducted in Australia under US Food and Drug Administration (FDA) Investigational New Drug Application (IND) No. 62,482.

Study Title

A Controlled Study of the Safety, Tolerability and Pharmacokinetics of Escalating Intravaginal Doses of SPL7013 Microbicide Gel in Healthy Female Volunteers When Administered Once Daily for 7 Days.

Study Phase

The objective of this Phase 1 trial was to determine the safety and tolerability of VivaGel™ (SPL7013 gel) at a concentration up to 3% w/w of SPL7013. This was the first study of the product in humans and was carried out in sexually abstinent, healthy female volunteers who were confined to a Phase 1 clinic during the drug administration period. The effectiveness of the drug in preventing HIV was not studied.

The study was conducted in compliance with international Good Clinical Practice (GCP) guidelines and regulations, including ICH-GCP and applicable US FDA regulations, 21CFR Parts 50, 54, 56 and 312.

Blinding Status

The trial was double blinded so that the trial volunteers, the principal investigator/trial site and Starpharma did not know if a volunteer was receiving placebo or gel containing SPL7013.

Treatment Method, Route of Administration, Frequency and Level of Dose, and Number of Trial Subjects

The study was a randomized, blinded, placebo controlled, repeat dose, dose-escalation study.

The starting dose was 0.5% w/w SPL7013 gel applied intravaginally once daily for seven days and increased to 1% and 3% w/w SPL7013 gel in subsequent dose groups. Progress to the next step was based on a blinded assessment (*i.e.* continuing to not know which women were receiving placebo or active gel) of vital signs, physical examination, colposcopy, laboratory parameters and the results of direct questioning of volunteers regarding adverse events.

The table below describes the number of trial subjects in each of the three groups who received placebo and active gel. Subjects were allowed to participate in one group only.

Group	Dose Level SPL7013 gel (% w/w SPL7013)	Number of Subjects	Treatment Allocation
1	0.5	12	8 subjects SPL7013 gel 4 subjects placebo gel
2	1.0	12	8 subjects SPL7013 gel 4 subjects placebo gel
3	3.0	12	8 subjects SPL7013 gel 4 subjects placebo gel
3, withdrawn	3.0	1	1 subject SPL7013 gel

Subject Withdrawal or Dropout

One trial participant was withdrawn from the study based on the results of a laboratory test indicating a vaginal condition that was present prior to dosing commencing. The finding was therefore deemed to be unrelated to the study treatment and the trial participant was replaced in the study. No other subjects were withdrawn or dropped out of the trial.

Subject Selection Criteria

Subjects were required to be healthy females, aged 18 to 45 years with a regular menstrual cycle length of 25-35 days. In practice, the age of trial participants spanned 18-43 years.

Primary Endpoints and Results

The primary endpoints of this study were the safety and tolerability of SPL7013 gels and the extent to which SPL7013 is absorbed into the blood following intravaginal administration. The methods of assessment and the results for these primary endpoints are described below.

1. Safety and Tolerability

This assessment considered both the local effects of the gel at the site of administration (*i.e.* the vagina, cervix and external genitalia), and systemic effects.

(a) Local Effects Assessed by Colposcopy

Background: At time points around the first, fourth and seventh doses, and also during the follow-up assessment on Day 14 of the study, the principal investigator evaluated each volunteer for clinically significant changes, such as inflammation or irritation, to the epithelium, or lining, of the vagina and cervix using the standard gynaecological technique of colposcopy.

Result: Based on the principal investigator's experience and international guidelines for these assessments in microbicide clinical research, there were no clinically significant findings or changes in the vagina, cervix or external genitalia of any of the women receiving either the placebo or active gels, as determined by colposcopic examination.

(b) Local Effects Assessed by Measurement of Vaginal Microflora

Background: The vagina has a natural balance of microflora (micro-organisms) that contributes to a woman's reproductive health. Imbalances in the microbiology of the vagina can be caused by a reduction in the normally predominant and beneficial lactobacillus and can result in an environment dominated by an overgrowth of other organisms (anaerobes) that result in the condition known as bacterial vaginosis (BV). BV is relevant to microbicide development because HIV acquisition has been shown to be increased in women with BV.

Therefore, it was important to determine the effect of vaginal administration of the placebo, 0.5%, 1% and 3% w/w SPL7013 gels on the balance of vaginal micro-organisms in healthy women. A vaginal swab was taken at most colposcopic examinations and cultured to determine the presence and measure the levels of different micro-organisms. A useful measure of the relative balance of vaginal flora is the Nugent score, which is based on a method called Gram staining. Scoring is based on the ratio of lactobacilli (Gram-positive rod) to other micro-organisms, or anaerobes (*e.g.* Gram-negative to Gram-variable bacilli) detected in the swabs.

Results: Lower concentrations of normal lactobacillary flora commonly occurred during gel use in both the placebo and active groups and there was no statistically significant difference in the reduction between the placebo and active groups. In the subjects receiving active gels, this decrease in beneficial lactobacilli concentration was accompanied by a proportional decrease in potentially harmful anaerobic bacteria. The vaginal flora had generally returned to pre-gel levels when assessed again seven days after the end of dosing. Importantly, the

balance of lactobacilli and anaerobes, as measured by the Nugent score, did not change significantly during gel use, and no subject obtained a Nugent score indicating development of bacterial vaginosis.

(c) ***Systemic Effects and Adverse Events***

Background: At set times throughout the clinical trial, the vital signs (e.g. temperature, pulse rate and blood pressure) for each volunteer were recorded, blood was drawn for laboratory measurements (*e.g.* haematology, coagulation and clinical chemistry) and adverse events (AEs) were recorded according to MedDRA (Medical Dictionary for Regulatory Activities) standardized AE terms. An AE can be any untoward medical occurrence in a clinical trial subject and does not necessarily have any causal relationship to the treatment administered.

Results: All measurements of vital signs and assessment of laboratory tests were deemed to be acceptable by the Principal Investigator.

There were no serious adverse events (SAEs) in any of the subjects during this study.

One volunteer in the placebo group experienced an isolated adverse event (AE) of a tension headache classified as severe in intensity. An AE of moderate intensity (skin rash) and deemed possibly related to study medication at the time of being recorded (*i.e.* before the trial staff knew what study treatment the volunteer was receiving) also occurred in a volunteer receiving the placebo gel.

All other AEs deemed to be possibly related to study treatment were of mild intensity. These were all solicited clinical symptoms of abdominal discomfort or pain in five subjects (4 receiving active gel, 1 receiving placebo), dysuria (painful urination) in one subject (active), and genital pruritus (itching) in one subject (placebo). These AEs were deemed not clinically significant by the Principal Investigator. Common AEs deemed unlikely to be or not related to study treatment included headache, metrorrhagia (breakthrough menstrual bleeding), and venepuncture site bruise.

2. Level of SPL7013 in the Blood Following Intravaginal Administration of SPL7013 Gel (Plasma Pharmacokinetics).

Background: The active ingredient of SPL7013 gels, the dendrimer SPL7013, exerts its activity in the vagina during the initial stages of exposure to and infection with HIV or other sexually transmitted infections during heterosexual intercourse. The effectiveness as well as the safety profile of the product will be benefited if there is minimal or no loss of SPL7013 from the vagina through absorption from the gel into the blood system. If SPL7013 is absorbed into the blood, there may be systemic effects due to systemic exposure. The pharmacokinetics of SPL7013 absorption, if any, were determined in the current trial by analysing plasma samples collected from the participants at time points around the first, third, fifth and seventh dose. In several nonclinical animal studies conducted prior to the clinical trial, SPL7013 was not detected in any plasma samples taken from the animals after intravaginal administration of SPL7013 gels.

Results: No SPL7013 was detected in any plasma sample at or above the lower limit of quantitation of the validated bioanalytical assay method used. This finding in humans adds to the body of nonclinical evidence, and suggests that SPL7013 is not absorbed into the blood following intravaginal administration of SPL7013 gel. This finding is promising from both a safety and efficacy viewpoint, because it means that exposure to the drug is localised to the place of administration and site of action in women, without local irritation or systemic effects.

Safety and Tolerability

As described above, the study showed that VivaGel™ (SPL7013 gel) is safe and well tolerated in healthy females at dose levels of 0.5% to 3% w/w SPL7013 when applied intravaginally once daily for seven consecutive days.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ross Dobinson
Date of last notice	25 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	9 - 13 December 2004
No. of securities held prior to change	3,355,289
Class	Ordinary Shares
Number acquired	-
Number disposed	300,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$241,636
No. of securities held after change	3,055,289
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No: 82-34832

starpharma

17 November 2004

STARPHARMA TO ESTABLISH LEVEL I
AMERICAN DEPOSITARY RECEIPTS PROGRAM

Melbourne (Australia) 17 November 2004: Starpharma Holdings Limited (ASX:SPL) today announced that it has taken steps toward the establishment of a sponsored Level I American Depositary Receipts (ADR) program in the United States in the next couple of months. The establishment of the Level I ADR program will be subject to regulatory approval in the United States.

The purpose of the Level I ADR Program is to encourage foreign investment in Starpharma shares through the United States over-the-counter (OTC) market, thereby expanding Starpharma's shareholder base and name recognition in the United States.

Starpharma expects to make a further announcement following the establishment of the Level I ADR program in the United States.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE BY STARPHARMA. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT YET BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES MAY BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A REGISTRATION STATEMENT BECOMES EFFECTIVE.

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology, Dr Donald A. Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ross Dobinson
Date of last notice	16 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	24 November 2004
No. of securities held prior to change	3,505,289
Class	Ordinary Shares
Number acquired	-
Number disposed	150,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$111,123
No. of securities held after change	3,355,289
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Chairman's Address

Annual General Meeting

of

Starpharma Holdings Limited

Wednesday 17 November 2004

This is the second AGM at which I've presented the Chairman's address for Starpharma, a company formed eight years ago to commercialise pharmaceutical applications of dendrimers.

I'm proud to be able to speak to you again in this year of significant accomplishment for Starpharma – A year that has seen our first generation product, VivaGel, progressing well into Phase I clinical safety testing. I'll leave the details of VivaGel and our other scientific and commercial achievements to CEO John Raff. But I would like to set the scene by saying a few words about the environment we are operating in – the state of the global and Australian biotechnology industries, and the status that Starphama has achieved within them.

It's timely that I do so. Last week I attended the industry's largest event in Australia, the AusBiotech annual conference in Brisbane where I had the opportunity to speak.

Much of the discussion at the conference centred around how Australian biotech companies ranked on the international scene. What became apparent was that many Australian biotech companies are in a relatively weak competitive position, which had me thinking about where Starpharma is ranked against some international yardsticks.

By world standards, Australian biotechnology companies are on the small side. According to a recent report from Ausbiotech, about a third to half of Australian companies employ fewer than 10 people. Many, in fact, operate as so-called "virtual companies," essentially outsourcing all activities. This puts them at a significant disadvantage compared with our competitors in the US who often employ 5 to 10 times that number. With about 40 staff members, Starpharma is closer to the international norm than the Australian average. I believe that this is an appropriate size that permits lean, cost-efficient operations while providing the critical mass required to run research and development programs at an internationally competitive pace.

A second critical success factor for a biotech company is the strength of its intellectual property portfolio. Many Australian companies begin life, or even go public, with only a handful of patents owned or under license. In a field where development times are long, this again often puts them at a disadvantage, particularly with respect to overseas companies that have substantial legal resources to establish their IP position. Through its own work, and through its strategic investment in Dendritic Nanotechnologies Starpharma owns, or holds licence rights to, about 200 patents – a huge reservoir of intellectual property, by any standards.

Our network includes ReProtect in the US and the Australian/US NIH-funded consortium of which John will speak.

Of course there is no substitute for a good product, and it is with that in mind that I am particularly excited about the progress VivaGel has made and that John will share with you in a moment. In the pharmaceutical business, there are products and there are really good products, and I believe that VivaGel is of the latter type. Not only does VivaGel address a major market need - that independent analysts have estimated in the billions of dollars - but it represents an entirely new product category as a preventative agent for HIV, rather than simply a treatment. As we have seen for the software industry with Microsoft, or the music industry with the Ipod, completely novel products offer much more rapid sales growth than ones where there is an entrenched product that must be displaced. Our most advanced product, VivaGel, is now well down the path toward commercialization.

In the few minutes that I have today, I shall touch on a couple of the matters that we as a Board must be mindful of in the coming year.

<u>Funding</u>
To maintain our momentum, we must continue to be aware of, and seize, opportunities for growing shareholder investment. That means being creative in the way we operate and coming to terms with the qualities that define the biotech sector.

Funding to support an R&D program is one of the biggest – if not *the* biggest – issues facing biotech companies. We have always attempted to supplement our investors' dollar by applying for public funding. Over the years, we've been successful with major START grants and funds and support from a range of international sources.

This year has been no exception. Just a few months ago we were successful in our application to the US National Institutes of Health for $7.5 million dollars which will see Starpharma lead a consortium of Australian and US research groups to accelerate VivaGel.

A smaller grant from the Australian Research Council will fund a collaborative research project with the Victorian College of Pharmacy on the use of supercomputers to look at dendrimers and how they interact with their targets.

The use of public funding to bridge our bigger financial requirements has been a very successful strategy for the company and we continue to preserve our cash reserve whilst successfully progressing our clinical program. It's an often difficult balance to maintain, but one that delivers significant benefits to the corporate health of our company.

One of the difficulties facing the industry is the lack of venture capital. For many overseas biotechs, venture money is the fuel that stokes their development engines. But in Australia, opportunities for VC funding are limited. Over the seven or so years to 2004, the total venture capital invested in core Australian biotechnology companies was not much more than the $120 million that Australians wager on the Melbourne Cup. It's the sort of amount that a handful of US companies could raise at the drop of

a hat. We have to tailor our operation in the realization that Australia will never have access to the sort of resources available in the US and Europe.

Another fact of life for Australian biotechnology is that, with so many small cap companies engaged in long-term product development, there will inevitably be the need for consolidation through mergers and acquisitions. No matter how strong the science or dedicated the management team, costs associated with infrastructure and management can play havoc with the limited resources available to maintain the R&D program that will determine success or failure.
Biotechs need to factor such mergers into a well-crafted business plan as a means of increasing market cap and achieving the critical mass needed for survival.

<u>Senior personnel and the board</u>
Australian biotech companies are often based on the 'scientist as entrepreneur' model, which can see the corporate side of the equation in deficit. In John Raff, we are extremely fortunate to have as CEO a scientist with a wealth of industry experience.

In fact, some of you may have seen last week's profile of John in *Australian Biotechnology News* where he was described as "one of Australia's most successful biotechnology entrepreneurs."

And John has access to broad expertise in the Starpharma Board. Finding suitable directors with the right balance of corporate, and, preferably, biotechnology-related experience, is not easy, especially given the large number of IPOs in the sector. I believe that many companies in the sector do not have an adequate combination of experience among their members.

Starpharma represents an exception to this generalization. Our board of six has the collective specialist skills needed for success in the biotech business. Members have backgrounds in law, scientific research, clinical medicine, investment banking and the corporate world. They form a highly-talented group, with the know-how and experience to advise the company wisely, in the best interests of shareholders.

With these thoughts in mind, I was particularly interested to read the article about the biotech industry in Monday's Financial Review, which many of you may have seen. The article described interviews with Harry Karelis Managing Director of Biotech Capital and Lawrence Goslan of the Queensland Investment Corporation (QIC), two of the most influential figures in the biotech sharemarket. I noted in particular the following quote from Lawrence Goslan:

> "There are companies that have experienced management, strong research and development pipelines in mid- to late-stage human clinical trials, targeting well-understood diseases with large addressable markets, sufficient cash for two years or more, strong patent position with long patent life... and are undervalued to their peers. This type of company, in a portfolio approach, is how investors can mitigate risk."

That sounds a lot like Starpharma.

It is also worth noting that we are proud to count both their firms, Biotech Capital and QIC, as significant investors in Starpharma.

On that upbeat note, I shall now give the floor to our Chief Executive Officer, Dr John Raff, after which we will proceed to the formal business on the agenda.

starpharma
leading the World in nanomedicine

Presentation by CEO

Dr John W Raff
Annual General Meeting
17 November 2004

Starpharma has built an internationally competitive biotechnology company

- Extensive intellectual property position
- Inhouse expertise: chemistry, development, regulatory and commercialisation
- Novel, significant development products:
  - VivaGel™ – ***Phase I Success***
  - Large dendrimer product pipeline
- Strategies in place for future growth
- Recognition by local institutional investors
- Actively internationalising the shareholder base

International Biotechnology Industry

- Established model for efficient innovation.
- Biotechnology companies capitalised at over US$300 billion.
- Approximately 50% of all new drugs derived from biotechnology companies.
- Big Pharma pipeline thin, with many drugs coming off patent in the next 3 years.
- Industry leaders predict new drug focus on “wellness” and preventative medicines.
- Demand for effective, novel new drug candidates is high.

Nanotechnology Outlook

"Revenue from nanotechnology-enabled products to equal IT and Telecom by 2014, exceed biotech by 10 times."

"US$2.6 trillion in products will incorporate emerging nanotechnology in 10 years (currently US$13 billion)."

"In 2014 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology."

Lux Research, October 2004
www.luxresearchinc.com

Dendrimer Nanotechnology

Dendrimers are a basic building block of defined synthetic nanostructures.

Regulatory Authorities around the world are concerned about the biological impact of non-defined synthetic nanostructures.

Starpharma is a world leader in the synthesis and regulatory development of pharmaceutical quality defined synthetic nanostructures.

Dendrimer Based Intellectual Property

Starpharma Pty Ltd

Dendrimer-based polyvalent pharmaceuticals, including:

- Microbicides – STDs
- Antivirals
- Antitoxins
- Antiparasitics
- Angiogenesis inhibitors, etc.

DNT, Inc

Broad-based dendritic technologies, including:

- Dendritic materials
- Drug delivery
- Gene transfection
- Diagnostics
- Nano sensors, etc.

Commercialisation rights to polyvalent pharmaceuticals

Starpharma has access to an extensive portfolio of dendrimer intellectual property.

In addition to in-house development of new products, our strategy is to

- consolidate intellectual property in both companies, and
- license extensively to development partners.

Starpharma Drug Focus

Microbicides
- VivaGel™
- Pipeline of expanded products/applications

Carbohydrate-targeting

Anti-Virals
- RSV
- Adeno
- Influenza

Radiopharma

Diabetes

Cancer
- Angiogenesis

Immunology
- Vaccines

VivaGel™ Clinical Development Program

- In January 2004, Starpharma initiated a Phase I clinical trial of VivaGel™ for HIV – the world's first human clinical trial of a dendrimer-based nanodrug
- Study design:
  - Normal, healthy women were exposed to doses up to 3% VivaGel or placebo, daily for 7 days
  - Examination by gynecologist to screen for vaginal irritation
- A key endpoint sought: Determination that VivaGel does not cause vaginal irritation in normal healthy women
- Human phase of study now complete

VivaGel™ Phase I Study
- preliminary results are positive

- "The study is yet to be unblinded. At this stage, I am able to report that from the colposcopic aspect, no subject suffered any clinically significant vulval, vaginal or cervical adverse event. I am confident that, from a colposcopic perspective, none of the subjects in this study suffered any untoward consequences from exposure to SPL 7013 Gel (VivaGel)"
  – *John O'Laughlin, M.D, Principal Investigator*

- More detailed report to be released in upcoming weeks

- Final, peer-reviewed analysis to be published

Results support progression of VivaGel clinical development plan

VivaGel Product Strategy



GLP analytical
ADME
Manufacturing
GMP scale-up
Toxicology
Formulation
Phase 1 Human Studies
In vitro activity
Activity in animal models
VivaGel data package
Combination Microbicide
Genital Herpes
VivaGel for HIV
Chlamydia
Contraception
R and D activities
Intellectual Property
Product opportunities

A$7.5 Million NIH Microbicide Grant

- Validation of Starpharma's dendrimer technology from a highly respected U.S. institution
- Significant resources to advance Starpharma's microbicide program
- Scientific collaboration with prestigious network including Johns Hopkins U., U. Texas, Burnet Institute
- Commercial partnership with ReProtect, Inc.

VivaGel™'s Dendrimer Composition Offers Competitive Advantages

Competing Product (Company)	How they work
Savvy (Biosyn)	Surfactant/detergent
• Pro2000 (Indevus) • Carraguard (Pop. Council)	Negatively charged polymers
Tenofovir (Gilead)	Inhibits virus replication enzyme
• BufferGel (Reprotect) • Acidform (Instead)	Vaginal acidification

The HIV Epidemic


North America
980 000
Caribbean
440 000
Latin America
1 500 000
Western Europe
570 000
North Africa
& Middle East
550 000
Sub-Saharan
Africa
29 400 000
Eastern Europe
& Central Asia
1 200 000
East Asia & Pacific
1 200 000
South & South-East Asia
6 000 000
Australia
& New Zealand
15 000

www.unaids.org TOTAL: 42 MILLION

Starpharma is developing VivaGel for the 6 Billion uninfected… and hoping to stay that way

Promising Markets For Vivagel


U.S.
1 million infected
High disposable incomes
ROBINSON PROJECTION OF THE WORLD
India
US$600m potential market
China
Exploding epidemic, government support for prevention
Brazil
US$900m potential market
Sub-Saharan Africa
Severe epidemic, cultural resistance to condom usage
Produced by the Cartographic Research Lab
University of Alabama

Quality Products

- Starpharma's in-house quality systems aim to ensure production of high quality products and services for a wide range of customers


QUALITY POLICY
Document Control
Records Management
Vendor Assurance
Clinical Trials Management
Materials Management
Audit
CAPA
Training
Validation Programs
Computer Systems

IN-HOUSE QUALITY SYSTEMS


HIGH VALUE PRODUCTS
Licensees
Collaborators
Partners
Regulatory Bodies
Investors

HIGH VALUE PRODUCTS

Finances

- $13 million cash in the Bank
- Sufficient for over two years' operation at current burn rate
- Expenditure on budget

Growth and Value Capture Strategies

- In-house Development
  - Focus on products, (ie. VivaGel) with large markets, extendable indications
- Partnership / Outlicensing
  - Number of collaborations in progress
  - Utilise broad IP position
- Acquisition
  - Identifying companies with synergistic technologies/capabilities
  - Australian and overseas
- Dendritic Nanotechnologies, Inc.
  - Substantial growth potential:
    - Equity value
    - IP and development collaboration
    - High profile in Nanotechnology Industry

Internationalising Starpharma's Investor Base

Starpharma intends to remain an Australian listed Biotechnology Company with the majority of shares traded through the ASX.

The company is also in the process of attracting international shareholders to enable:

- increased liquidity in share trading;
- access to International funds for product development; and
- benefit from the increasing overseas profile of Starpharma and DNT.

Activities

- Starpharma ceased to be a PDF as at March 2004 thus allowing international corporate activities.
- Starpharma has taken steps towards the establishment of a sponsored Level 1 American Depositary Receipts (ADR) program in the USA.
- Currently investigating the opportunity for a London Stock Exchange AIM listing.
- In the longer term (after substantial growth) considering a potential ADR-3 US Nasdaq listing.

File No: 82-34832

starpharma

RECEIVED DEC 27 2004 SEC MAIL PROCESSING WASH. D.C. 202 SECTION

19 November 2004

Dean Litis
Senior Companies Adviser
Australian Stock Exchange Limited
GPO Box 1784Q
Melbourne VIC 3001

Dear Dean,

Attached is a copy of the Constitution of Starpharma Holdings Ltd that was approved at the annual general meeting of shareholders on 17 November 2004.

Regards,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Vic 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

CORPORATIONS ACT 2001

COMPANY LIMITED BY SHARES

CONSTITUTION

STARPHARMA HOLDINGS LIMITED

ACN 078 532 180

This is a copy of the Constitution approved by the Board and presented to the General Meeting of Shareholders of the Company on 17 November 2004.

Peter T. Bartels A.O.

Date: 17/11/04

CORPORATIONS ACT 2001
COMPANY LIMITED BY SHARES

CONSTITUTION
OF
STARPHARMA HOLDINGS LIMITED
(ACN 078 532 180)

1. INTERPRETATION

1.1 Definitions

In this Constitution, unless the context otherwise requires:

Act	means the *Corporations Act* 2001 (Cth)
ASX	means Australian Stock Exchange Limited
ASTC Settlement Rules	means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd and, to the extent that they are applicable, the operating rules of the Australian Stock Exchange Limited and the operating rules of the Australian Clearing House Pty Limited
Board	means the Directors for the time being of the Company or such number of them as has authority to act for the Company
CHESS	means the Clearing House Electronic Subregister System
CHESS Approved Securities	has the meaning given to that expression in the ASTC Settlement Rules
Company	means Starpharma Holdings Limited (ACN 078 532 180)
Director	means a director of the Company
dividend	includes interim dividend and bonus
Escrow Period	has the meaning given to that expression in the Listing Rules
Listing Rules	means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX
Member	means a person who is entered in the Register of Members as the holder of shares in the Company
Offical List	has the meaning given to that expression in the Listing Rules
paid up	includes credited as paid up

Register of Members	means the Register of Members to be kept pursuant to the Act
registered office	means the registered office for the time being of the Company
Related Corporation	has the meaning given to that expression in the Act
replaceable rules	means any provision of those sections and subsections of the Act which are designated under Section 141 of the Act as "replaceable rules" and so capable of being replaced or modified by a company's constitution
Restricted Securities	has the meaning given to that expression in the Listing Rules
Restriction Agreement	has the meaning given to that expression in the Listing Rules
seal	means the common seal of the Company and includes any official seal of the Company
secretary	means any person appointed to perform the duties of the secretary of the Company
share	means a share in the capital of the Company
Writing and **written**	shall include printing, lithography, photography, typewriting and any other mode of representing or reproducing words in a visible form

1.2 **Gender, Singular and Plural**

Words importing persons includes bodies corporate and vice versa, words importing one gender only include the other gender and words importing the singular number only include the plural number and vice versa.

1.3 **Meaning as in Corporations Act**

Except so far as the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Act, the same meaning as in the provision of the Act.

1.4 **Replaceable Rules Not to Apply**

The replaceable rules do not apply to this Company.

2. SHARE CAPITAL

2.1 Issue of Shares

(a) The allotment and issue of shares shall be under the control of the Directors. Subject to the Act and the Listing Rules, the Directors may allot, issue or otherwise dispose of shares or options over any shares to such persons, on such terms and conditions as the Directors think fit.

(b) The Company shall not divide its share capital into classes.

(c) The Company shall not issue any share unless it is an ordinary share with rights which are identical to the rights afforded to the then existing ordinary shares.

2.2 Entitlement to Dividends

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

2.3 Further Issues

Subject to the Act, the Listing Rules and to this Constitution the Directors may issue further ordinary shares ranking pari passu with ordinary shares on issue without the approval of the holders of the issued shares.

2.4 Equitable Ownership

Except as required by Act, the Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by Act) any other right in respect of any share except an absolute right of ownership in the registered holder.

2.5 Options

Subject to the Act and the Listing Rules, the Directors shall have power to grant options to purchase unissued shares in the capital of the Company upon such terms as they think fit.

2.6 Brokerage or Commission

(a) The Company may exercise the power to make payments by way of brokerage or commission in connection with subscriptions for shares in the Company in the manner provided by the Act.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the allotment of fully or partly paid shares or partly by the payment of cash or partly by the allotment of fully or partly paid shares.

2.7 Share Certificates

The provisions of this **Clause 2.7** will only apply to the extent that the Company is required by the Act, the Listing Rules or the ASTC Settlement Rules to issue certificates for shares or other marketable securities of the Company, and then only

in respect of those shares or other marketable securities for which certificates are required to be issued.

(a) Every person whose name is entered as a member in the Register of Members is entitled without payment to receive a certificate in respect of the shares held by that person duly executed in accordance with the Act, but in respect of any share held jointly by several persons, the Company is not bound to issue more than one certificate.

(b) Delivery of a certificate to one of several joint holders of a share is sufficient delivery to all such holders.

(c) If a share certificate is defaced, lost or destroyed then subject to the provisions of the Act a new certificate will be given to the party entitled to the defaced, lost or destroyed certificate on such terms and conditions as the Directors may decide.

3. CHESS

3.1 Participation in CHESS

The Board may at any time resolve that the Company shall participate in CHESS. This **Clause 3** will apply if the Company is granted participation in CHESS.

3.2 Compliance with ASTC Settlement Rules

The Company must comply with the ASTC Settlement Rules if any of its securities are CHESS Approved Securities. In particular the Company must comply with the requirements of the ASTC Settlement Rules and Listing Rules regarding the maintenance of registers, the issuing of holding statements and transfers in relation to its CHESS approved securities.

3.3 Registers

If the Company's securities are CHESS Approved Securities, in addition to the CHESS sub-register, the Company must provide for an issuer sponsored sub-register. The only securities to be held on a certificated sub-register are:

(a) unquoted securities including Restricted Securities; and

(b) securities that the laws of a foreign jurisdiction do not permit to be held on an issuer sponsored sub-register.

3.4 No Interference with Proper ASTC Transfer

The Company must not in any way, prevent, delay or interfere with the generation of a proper ASTC transfer or the registration of a paper-based transfer in registrable form which satisfies the requirements of **Clause 6.1**, except as permitted by **Clause 6.2**, the Listing Rules or the ASTC Settlement Rules.

4. LIEN

4.1 Company's Lien on Shares

(a) The Company has a first and paramount lien on every share (other than a fully paid share) for all money (whether presently payable or not) called or payable at a fixed time in respect of that share.

(b) The Company also has a first and paramount lien on every share (other than a fully paid share) registered in the name of a single person for all money presently payable by him or his estate to the Company.

(c) The Directors may at any time exempt a share wholly or in part from the provisions of this clause.

(d) The Company's lien on a share extends to all dividends, bonuses or other money payable on or in respect of the share.

4.2 Sale of Shares Subject to Lien

(a) Subject to **Clause 4.1(b)** the Company may sell any share on which the Company has a lien in such manner as the Directors think fit.

(b) A share on which the Company has a lien must not be sold unless:

(i) a sum in respect of which the lien exists is presently payable; and

(ii) at least 14 days before the date of sale the Company has given to the registered holder of the share or the person entitled to the share by reason of the death, bankruptcy or mental incapacity of the registered holder a notice in writing specifying the amount presently payable on the share and in respect of which the lien exists and demanding payment of that amount.

4.3 Purchase of Shares Subject to Lien

(a) For the purpose of giving effect to a sale mentioned in **Clause 4.2**, the Directors may authorise a person to transfer the share sold to the purchaser of the share.

(b) The Company may register the purchaser as the holder of every share comprised in any such transfer and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale.

4.4 Proceeds of Sale

The proceeds of a sale mentioned in **Clause 4.2** must be applied by the Company in payment of any unpaid capital and any residue must be paid to the person entitled to the share at the date of the sale.

5. CALLS ON SHARES

5.1 Members Liable to Pay Calls

(a) If a share held by a member is partly paid, the member is liable to pay calls on the share in accordance with the terms on which the share was issued.

(b) The Directors may revoke or postpone a call.

(c) If a member does not pay a sum called on a share in accordance with the terms on which the share was issued, all amounts unpaid on that share will immediately become due and payable.

5.2 Joint and Several Liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.3 Interest on Calls

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment of the sum to the time of actual payment at such rate not exceeding 14% per annum as the Directors may determine, but the Directors may in their discretion waive payment of that interest wholly or in part.

5.4 Deemed Calls

Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of this Constitution be deemed to be a call duly made and payable on the date on which the sum becomes payable, and in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture, or otherwise apply as if the sum has become payable by virtue of a call duly made and notified.

6. TRANSFER OF SHARES

6.1 Transfer Procedure

(a) Subject to this Constitution, a member may transfer any of his shares by instrument in writing in any usual or common form or in any other form which the Directors may approve.

(b) An instrument referred to in **Clause 6.1(a)** must be executed by or on behalf of both the transferor and the transferee.

(c) A person transferring a share remains the holder of the share until the transfer is registered and the name of the transferee is entered in the Register of Members in respect of the share.

(d) Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules of ASX.

6.2 Refusal to Register

(a) The Directors shall not fail or decline to register any transfer of shares in registrable form unless:

(i) the Company has a lien upon them;

(ii) the Directors are otherwise so permitted by the Act and the Listing Rules.

(b) The Company will refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

6.3 Suspension of Registration of Transfers

The Directors may suspend registration of transfers of shares at such times and for such periods the Directors determine. The periods of suspension must not exceed 30 days in any one calendar year.

7. TRANSMISSION OF SHARES

7.1 Recognition of Title - Shares Not Held Jointly

If a member dies and owns any share solely, the Company must recognise only the personal representative of the deceased member as being entitled to the deceased member's share.

7.2 Recognition of Title - Shares held Jointly

If a member dies and owns any share jointly with another person, the Company must recognise only the surviving joint holder as being entitled to the deceased member's interest in those shares. The estate of the deceased member is not released from any liability in respect of those shares.

7.3 Persons Entitled upon Death

(a) If the personal representative of a deceased member gives the Directors the information they reasonably require to establish the personal representative's entitlement to be registered as holder of a share, the personal representative may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the share; or

(ii) by giving a completed transfer form to the Company, transfer the share to another person,

and the personal representative is entitled, whether or not registered as the holder of the share, to the same rights as the deceased member, except that the personal representative will not before being registered as a member in respect of the share be entitled to exercise any right conferred by ownership of that share in relation to meetings of the Company.

(b) On receiving an election under **Clause 7.3(a)(i)**, the Company must register the personal representative as the holder of the share.

(c) A transfer under **Clause 7.3(a)(i)** is subject to the same rules as apply to the transfer of shares generally.

7.4 **Persons Entitled Upon Bankruptcy**

(a) If a person who is entitled to a share because of the bankruptcy of a member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the share, the person may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the share; or

(ii) by giving a completed transfer form to the Company, transfer the share to another person.

(b) On receiving an election under **Clause 7.4(a)(i)**, the Company must register the person as the holder of the share.

(c) A transfer under **Clause 7.4(a)(ii)** is subject to the same rules as apply to transfers of shares generally.

(d) This **Clause 7.4** has effect subject to the *Bankruptcy Act 1966*.

7.5 **Persons Entitled upon Mental Incapacity**

(a) If a person who is entitled to a share because of the mental incapacity of a member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the share, the person may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the share; or

(ii) by giving a completed transfer form to the Company, transfer the share to another person,

and the person is entitled, whether or not registered as the holder of the share, to the same rights as the member.

(b) On receiving an election under **Clause 7.5(a)(i)**, the Company must register the person as the holder of the share.

(c) A transfer under **Clause 7.5(a)(ii)** is subject to the same rules as apply to transfers generally.

7.6 **Rights of Joint Holders**

Where two or more persons are jointly entitled to any share in consequence of the death of the registered holder they shall, for the purposes of this Constitution, be deemed to be joint holders of the share.

8. FORFEITURE OF SHARES

8.1 Notice for Payment

(a) If a member fails to pay any call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may at any time when any part of the call or instalment remains unpaid, serve a notice on him requiring payment of the unpaid amount together with any interest which may have accrued.

(b) The notice must name a day (at least 30 days from the date of service of the notice) on or before which the payment is to be made and must state that if the payment is not made on or before the day specified in the notice, each share in respect of which the call was made will be liable to be forfeited.

8.2 Non-Compliance with Notice for Payment

(a) If the requirements of a notice served under **Clause 8.1** are not complied with, any share in respect of which the notice has been given may at any time before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b) Such forfeiture will include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

8.3 Sale of Forfeited Shares

(a) A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled by resolution passed at a meeting of members.

8.4 Continuing Liability

A person whose share has been forfeited ceases to be a member in respect of the forfeited share, but remains liable to pay to the Company all money which at the date of forfeiture was payable by him to the Company in respect of the share (including interest at such rate as the Directors may determine) but his liability ceases if and when the Company receives payment in full of all money due in respect of the share.

8.5 Evidence of Forfeiture

A statutory declaration in writing that the declarant is a Director or the secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, is conclusive evidence of the facts stated in the declaration as against all persons claiming to be entitled to the share.

8.6 Transfer of Forfeited Share

(a) The Company may receive the consideration, if any, given for a forfeited share on any sale or disposition of the share and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) Upon the execution of the transfer, the transferee will be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

8.7 **Application of Forfeiture Provisions**

The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum which by the terms of issue of a share becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified.

9. GENERAL MEETINGS

9.1 **Annual General Meetings**

Annual general meetings of the Company are to be held in accordance with the Act and the Listing Rules.

9.2 **Calling of Meetings of Members by a Director**

A Director may call a meeting of members at any time.

9.3 **Calling of Meetings by Directors when requested by Members**

(a) The Directors of the Company must call and arrange to hold a general meeting on the request of:

(i) members with at least 5% of the votes that may be cast at the general meeting; or

(ii) at least 100 members who are entitled to vote at the general meeting.

(b) The request must:

(i) be in writing; and

(ii) state any resolution to be proposed at the meeting; and

(iii) be signed by the members making the request; and

(iv) be given to the Company.

(c) Separate copies of a document setting out the request may be used for signing by members if the wording of the request is identical in each copy.

(d) The percentage of votes that members have is to be worked out as at 12:00 pm the day before the request is given to the Company.

(e) The Directors must call the meeting within 21 days after the request is given to the Company. The meeting is to be held not later than 2 months after the request is given to the Company.

9.4 **Failure of Directors to Call General Meeting**

(a) Members with more than 50% of the votes of all of the members who make a request under **Clause 9.3** may call and arrange to hold a general meeting if the Directors do not do so within 21 days after the request is given to the Company.

(b) The meeting must be called in the same way - so far as is possible - in which general meetings of the Company may be called. The meeting must be held not later than 3 months after the request is given to the Company.

(c) To call the meeting the members requesting the meeting may ask the Company for a copy of the register of members. The Company must give the members the copy of the register without charge.

(d) The Company must pay the reasonable expenses the members incurred because the Directors failed to call and arrange to hold the meeting.

9.5 **Calling of General Meetings by Members**

(a) Members with at least 5% of the votes that may be cast at a general meeting of the Company may call, and arrange to hold, a general meeting. The members calling the meeting must pay the expenses of calling and holding the meeting.

(b) The meeting must be called in the same way - so far as is possible - in which general meetings of the Company may be called.

(c) The percentage of votes that members have is to be worked out as at 12:00 pm the day before the meeting is called.

9.6 **Notice of General Meeting**

A notice of a general meeting must satisfy the requirements of Section 249L of the Act and must contain a proxy form in accordance with the Listing Rules.

9.7 **Notice of Adjourned Meetings**

When a meeting is adjourned, new notice of the resumed meeting must be given if the meeting is adjourned for 1 month or more.

9.8 **Amount of Notice**

Unless the Act allows for shorter notice, at least 28 days notice (exclusive of the day of the meeting) must be given to each member entitled to vote at the meeting and to each Director.

9.9 **Omission to Give Notice**

Except as prescribed by the Act, the accidental omission to give notice of a meeting to any member or the non-receipt of a notice of meeting by any member shall not invalidate any of the proceedings of that meeting.

10. PROCEEDINGS AT GENERAL MEETING

10.1 Quorum

(a) No business may be transacted at any general meeting unless a quorum of members is present. The quorum for a meeting of members is 2 members and the quorum must be present at all times during the meeting.

(b) In determining whether a quorum is present, individuals attending as proxies or body corporate representatives must be counted. However, if a member has appointed more than one proxy or representative, only one such proxy or representative shall be counted. If an individual is attending both as a member and as a proxy or body corporate representative, such individual is to be counted only once. If an individual is attending as a proxy or body corporate representative for more than one member, such individual is to be counted only once.

10.2 No Quorum Present

(a) A meeting of members that does not have a quorum present within 30 minutes after the time for the meeting set out in the notice of meeting must be adjourned to another date, time and place specified by the Directors. If the Directors do not specify one or more of those things, the meeting is adjourned to:

(i) if the date is not specified, the same day in the next week;

(ii) if the time is not specified, the same time; and

(iii) if the place is not specified, the same place.

(b) If no quorum is present at the resumed meeting within 30 minutes after the time appointed for the meeting, the meeting is dissolved.

10.3 Chairing Meetings of Members

(a) The chairman of the Board will preside as chairman at every meeting of members.

(b) If there is no chairman of the Board or such chairman is not available, or declines, to act as chairman for the meeting (or part of the meeting) then the Directors must elect an individual present to chair the meeting (or part of it).

(c) The members at a meeting of members must elect a member present to chair the meeting (or part of it) if the chairman of the Board is not available, or declines, to act as chairman for the meeting (or part of the meeting) and:

(i) a chairman has not previously been elected by the Directors to chair the meeting; or

(ii) a previously elected chairman is not available, or declines, to act as chairman for the meeting (or part of the meeting).

10.4 **Adjournment of Meetings**

(a) The chairman of a meeting of members must adjourn the meeting if the members present with a majority of votes at the meeting agree or direct that the chairman must do so.

(b) Only unfinished business is to be transacted at a meeting of members resumed after an adjournment. A resolution passed at a meeting resumed after an adjournment is passed on the day it was passed.

(c) When a meeting of members is adjourned, new notice of the resumed meeting must be given if the meeting is adjourned for one month or more.

(d) Except as provided by **Clause 10.4(c)**, it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

10.5 **Voting Procedure**

(a) At a general meeting a resolution submitted to the meeting will be decided by a simple majority of votes except where a greater majority is required by this Constitution, the Act or the Listing Rules.

(b) A resolution put to the vote at a meeting of members must be decided on a show of hands unless a poll is demanded in accordance with this Constitution or the Act.

(c) Before a vote is taken the chairman must inform the meeting whether any proxy votes have been received and how the proxy votes are to be cast.

(d) On a show of hands, a declaration by the chairman of the meeting is conclusive evidence of the result provided that the declaration reflects the show of hands and the votes of the proxies received. Neither the chairman nor the minutes need to state the number or proportion of the votes recorded in favour or against the resolution.

10.6 **Procedure for a Poll**

(a) A poll may be demanded on any resolution by:

(i) at least 5 members entitled to vote on the resolution; or

(ii) members with at least 5% of the votes that may be cast on the resolution on a poll; or

(iii) the chairman.

(b) A poll duly demanded on a matter other than the election of a chairman or the question of an adjournment must be taken when and in the manner directed by the chairman.

(c) A poll on the election of a chairman or on the question of an adjournment must be taken immediately.

10.7 **Chairman's Casting Vote**

In the case of an equality votes, the chairman will have a casting vote in addition to the vote or votes to which he may be entitled as a member, unless the chairman is not entitled for some other reason to cast a vote on the resolution or if the chairman casts a vote and the Act, the Listing Rules or this Constitution require that no account be taken of the vote, in which the case the resolution is not passed.

10.8 **Voting**

Subject to this Constitution and to any rights or restrictions attached to any class or classes of shares:

(a) at a meeting of members or a class of members each member entitled to vote may vote in person or by proxy or attorney;

(b) on a show of hands each person present who is a member or a representative of a member has one vote, and on a poll each member present in person or by proxy, attorney or other duly authorised representative has one vote for each share held;

(c) on a poll each member present in person or by proxy, attorney or other duly authorised representative has a fraction of a vote for each partly paid share; and

(d) the fraction referred to in **Clause 10.8(b)** must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the share. Amounts paid in advance of a call are ignored when calculating the proportion.

10.9 **Joint Holders**

If a share is held jointly and more than one member votes in respect of that share, only the vote of the member whose name appears first in the Register of Members will be counted.

10.10 **Disqualification from Voting**

A member is not entitled to vote at a meeting of members unless all calls or other sums presently payable by him in respect of any shares in the Company have been paid.

10.11 **Objection to a Vote**

A challenge to a right to vote at a meeting of members may only be made at the meeting and must be determined by the chairman of the meeting, whose decision is final.

10.12 **Appointment of Proxy**

A member who is entitled to attend and cast a vote at a meeting of members may appoint a person as the member's proxy to attend and vote for the member at the meeting.

10.13 **Effect of Member's Presence on Proxy's Authority**

A proxy's authority to speak and vote for a member at a meeting of members is suspended while the member who appointed the proxy is present at the meeting.

10.14 **Lodgement of Proxy Forms**

(a) In order for an appointment of a proxy for a meeting of members to be effective, the following documents must be received by the Company at least 24 hours before the meeting:

(i) the proxy's appointment; and

(ii) if the appointment is signed by the appointor's attorney, the authority under which the appointment was signed or a certified copy of the authority.

(b) If a meeting of members has been adjourned, an appointment of a proxy and any authority under which it is signed which is received by the Company at least 24 hours before the resumption of the meeting are effective for the resumed part of the meeting.

(c) The proxy's appointment will be treated as being validly received by the Company if it is received at a facsimile number at the Company's registered office or at a place, facsimile number or an electronic address specified for the purposes in the notice of meeting, or if the notice of meeting specifies other electronic means by which a member can give the document, when the document given by those means is received by the Company as prescribed by the relevant regulations. This clause should be read subject to **Clause 10.14(b)**.

(d) For the purposes of **Clause 10.14(c)** a proxy instrument received at an electronic address specified in the notice of meeting for the receipt of proxy instruments or otherwise received by the Company in accordance with the Act will be deemed to have been signed or authenticated if the appointment of proxy:

(i) includes or is accompanied by a personal identification code allocated by the Company to the member making the appointment;

(ii) has been authorised by the member in another manner approved by the directors as specified in or with the notice of meeting; or

(iii) is otherwise signed or authenticated in accordance with the Act.

10.15 **Validity of Proxy**

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a proxy votes, a vote cast by the proxy will be valid even if, before the proxy or attorney votes:

(a) the appointing member dies;

(b) the member is mentally incapacitated;

(c) the member revokes the proxy's appointment;

(d) the member revokes the authority under which the proxy was appointed by a third party; or

(e) the member transfers the shares in respect of which the proxy was given.

10.16 **Attorneys**

A member who wishes to be represented at a meeting of members by an attorney will not be entitled to be so represented unless the power of attorney or other document evidencing the appointment of the attorney is produced to the Company's officers or auditors prior to or upon gaining admission to the relevant meeting.

11. APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

11.1 **Number of Directors**

Until otherwise determined by a general meeting the number of Directors shall not be less than 3 nor more than 15 and a general meeting shall have power from time to time to increase or reduce the number of Directors in office, subject to the requirement of the Act and the Listing Rules.

11.2 **Auditor Cannot be Director**

No auditor of the Company or a partner, employee or employer of an auditor of the Company can be appointed as a Director or as an alternate Director of the Company.

11.3 **Appointment of Directors**

(a) The Company may appoint a person to be a Director by resolution passed in a general meeting.

(b) The Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.

(c) Any Director appointed pursuant to **Clause 11.3(b)** must retire from office at, and will be eligible for re-election at, the next general meeting following his appointment, but that Director will not be taken into account in determining the number of Directors who are to retire by rotation if such general meeting is an annual general meeting.

11.4 **Rotation of Directors**

(a) **Retirement**

(i) At every annual general meeting one third of the "relevant Directors" or if their number is not a multiple of three then the number nearest to one third shall retire from office and be eligible for re-election provided that if and so long as there are less than three "relevant Directors" then one "relevant Director" shall retire each year.

(ii) For the foregoing purposes all Directors are "relevant Directors" except for any Director or Directors who by reason of **Clause 11.3(c)** holds or hold office only until that annual general meeting or who by reason of or pursuant to **Clause 11.10** may

hold or continue to hold office only until the conclusion of that annual general meeting and except for the Managing Director.

(iii) Notwithstanding the foregoing provisions of this Clause each Director (other than the Managing Director) must retire from office no later than at the third annual general meeting following his last election or appointment but may submit himself for and shall be eligible for re-election.

(iv) The one third or other nearest number to retire as aforesaid shall be the one third or other nearest number who have been longest in office.

(v) As between two or more who have been in office an equal length of time, the Directors to retire shall, in default of agreement between them, be determined by lot.

(vi) The length of time a Director has been in office shall be computed from his last election or appointment by a general meeting, where he has previously vacated office.

(b) **Executive Directors**

(i) A Director who is also a full time executive of the Company or a Related Corporation (including a Managing Director) shall cease to be a Director when he is no longer a full time executive of either the Company or of a Related Corporation.

(ii) A person ceasing to be a Director by virtue of the provisions of this Clause shall not thereby be rendered ineligible for appointment or election as a Director under any other clause.

(c) **Time of Retirement**

(i) A retiring Director shall retain office until the dissolution or adjournment of the general meeting at which he retires.

(ii) A retiring Director shall be eligible for re-election.

(d) **Vacated Offices**

The Company at any general meeting at which any Director retires or at the conclusion of which any Director ceases to hold office may subject to the provisions of this Constitution fill up all or any of the vacated offices by electing a like number of persons to be Directors.

(e) **Continuation in Office**

If at any annual general meeting at which an election of Directors ought to take place the place of any Director retiring is not filled up he shall if willing continue in office until the next annual general meeting and so on from year to year until his place is filled up unless it shall be determined at such meeting to reduce the number of Directors in office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

(f) **Nominations**

(i) No person other than a retiring Director shall be eligible for election to the office of Director at any general meeting unless in the case of a person whose nomination is recommended by the Directors, at least 14 days, and in any other case, at least thirty business days before the meeting there shall have been left at the Company's registered office:

(A) a notice in writing signed by a member duly entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election; and

(A) a notice in writing signed by that person of his willingness to be elected.

(ii) A member duly entitled to attend and vote at the meeting may propose himself for election.

11.5 **Removal of Directors**

The Company may by resolution:

(a) remove a Director from office; and

(b) appoint another person as a Director instead.

11.6 **Remuneration of Directors**

(a) The Directors (other than the Managing Director or any other fulltime executive Directors) shall be paid out of the funds of the Company by way of remuneration for their services, subject to the Listing Rules and unless otherwise determined from time to time by the Company in general meeting, such fixed sum (not being a commission on or percentage of profits or of operating revenue) as the Directors shall from time to time determine divided among the Directors in such proportions and in such manner as the Directors may determine in default of such determination, equally.

(b) The remuneration of the said Directors shall not be increased except at a general meeting convened by a notice specifying the intention to propose such increase, the amount of the increase and the maximum sum that may be paid.

(c) The Directors shall be paid their reasonable travelling, accommodation and other expenses incurred in consequence of their attendance at meetings of Directors or general meetings of the Company and otherwise in the execution of their duties as Directors.

(d) Subject to compliance with the Act the Directors may:

(i) on or within a reasonable time after a person ceases to be a Director of the Company or a Related Corporation whether by retirement, death or otherwise, make on behalf of the Company a lump sum payment or other allowance in respect of past services to such Director or to the widow, dependants, or legal personal

representatives of such Director (in such proportions as the Directors may determine); and

(ii) cause the Company to enter into a contract with a Director for the purpose of providing for or giving effect to such payment.

(e) For the purposes of **Clause 11.6(d)** "dependant" means a person who in the opinion of the Directors was financially dependent upon a Director at the time of the death of such Director.

11.7 Additional Remuneration

If any Director being willing shall be called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of the purposes of the Company the Company may pay additional remuneration to the Director in such sum as shall be determined by the Directors provided that such additional remuneration shall not be by way of commission on or percentage of operating revenue nor, except in the case of a fulltime executive Director, by way of commission on or percentage of profits.

11.8 No Share Qualification Required

(a) A Director need not own shares in the Company to qualify him for office.

(b) A Director shall however be entitled to receive all notices to be served or given pursuant to **Clause 10** and shall be entitled to attend and speak at all meeting the subject of such notices.

11.9 Vacation of Office

In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or whose person or estate is liable to be dealt with in any way under the Act relating to mental health;

(b) resigns as Director by giving written notice of resignation to the Company at its registered office; or

(c) is absent without the consent of the Directors from all meetings of the Directors held during a period of 6 months.

11.10 Retirement

The office of the Director shall become vacant at the conclusion of the first annual general meeting commencing after the Director attains the age of 72 years and may be re-appointed in accordance with the provisions of the Act.

11.11 Resignation

A Director may resign from his office upon giving 1 week's notice in writing to the Company of his intention to do so and such resignation shall take effect upon the expiration of such notice or its earlier acceptance.

12. POWERS AND DUTIES OF DIRECTORS

12.1 Powers of Directors

(a) Subject to the Act and to any other provision of this Constitution, the business of the Company will be managed by or under the direction of the Directors.

(b) The Directors may exercise all the powers of the Company except any powers that the Act or this Constitution requires the Company to exercise in general meeting.

12.2 Power of Attorney

(a) The Directors may by power of attorney appoint any person to be an attorney of the Company for any purpose, with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution), for such period and subject to such conditions as they think fit.

(b) A power of attorney given under **Clause 12.2(a)** may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate any of the powers, authorities and discretions vested in him.

13. PROCEEDINGS OF DIRECTORS

13.1 Meetings of Directors

(a) A meeting of the Directors may be called or held by any means permitted by the Act including by using any technology consented to by all the Directors. The Directors may adjourn or otherwise regulate their meetings as they think fit.

(b) A Directors' meeting may be called by a Director giving reasonable notice individually to every other Director. The secretary must on the requisition of a Director call a Director's meeting.

13.2 Voting

(a) A resolution of the Directors must be passed by a majority of votes cast by Directors entitled to vote on the resolution.

(b) The chairman of the meeting does not have a casting vote in addition to any vote the chairman has in the chairman's capacity as a Director.

13.3 Interests of Directors

(a) Subject to the provisions of the Act:

(i) no Director or proposed Director shall be disqualified by his office from entering into any contract, agreement or arrangement with the Company or from becoming or remaining a director of any company or corporation in which the Company is in any way interested;

(ii) No such contract, agreement or arrangement or any other contract, agreement or arrangement entered into by or on behalf of or with the Company in which any Director is in any way interested either directly or indirectly shall be avoided as a result of the interest of a Director;

(iii) No Director entering into any contract, agreement or arrangement or being a director of another company or corporation or being so interested in any arrangement in accordance with **sub-clause (i) or (ii)** shall be liable to account to the Company for any profits or remuneration realised by virtue of being interested in such arrangements.

(b) The nature of a Director's interest in any contract, agreement or arrangement shall be declared by him as soon as practicable after the relevant facts have come to his knowledge, at a meeting of the Directors.

(c) A Director who has a material personal interest in a matter that is being considered at a meeting of Directors (an **Interested Director**) shall not vote on the matter nor be present while the matter is being considered at a meeting nor be counted in a quorum during consideration of the matter unless the Directors (other than the Interested Director) have at any time passed a resolution that specifies the Interested Director, the interest and the matter and states that the Directors voting for the resolution are satisfied that the interest should not disqualify the Interested Director from considering or voting on the matter.

(d) A Director may hold any other office or place of profit under the Company (except the office of auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

(e) The Company must advise the ASX without delay of any material contract involving Directors' interests in accordance with this clause as provided by the Listing Rules.

13.4 **Alternate Directors**

(a) With the approval of the other Directors, a Director may appoint a person to be an alternate Director and to exercise some or all of the Director's powers for such period as the Director thinks fit.

(b) If the appointing Director requests the Company to give the alternate Director notice of Directors' meetings, the Company must do so.

(c) The exercise of a Director's powers by an alternate Director is just as effective as if the powers were exercised by the Director.

(d) The appointing Director may terminate the alternate Director's appointment at any time.

(e) The appointment of an alternate Director or its termination must be in writing. A copy must be given to the Company.

(f) An alternate Director is not required to have any share qualification.

(g) An alternate Director may attend Directors meetings but is not entitled to speak or vote or be counted for purposes of determining whether a quorum is present while the Director who appointed that alternate Director is present.

13.5 Quorum at Directors' Meetings

Unless the Directors determine otherwise, the quorum for a Directors' meeting is 3 Directors, which may include a validly appointed alternate Director, and the quorum must be present at all times during the meeting.

13.6 Chairing Directors' Meetings

(a) The Directors may elect a Director to chair their meetings. The Directors may determine the period for which the Director is to be the chairman.

(b) The Directors must elect a Director present to chair a meeting, or part of it, if:

(i) a Director has not already been elected to chair the meeting; or

(ii) a previously elected chairman is not available, or declines, to act for the meeting or the part of the meeting.

13.7 Delegation to a Committee

(a) The Directors may delegate any of their powers to a committee of Directors.

(b) A committee must exercise the powers delegated to it in accordance with any directions of the Directors. The effect of the committee exercising a power in this way is the same as if the Directors exercised it.

13.8 Validity of Acts

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be Director or a member of the committee or that person so appointed was disqualified, are valid as if the person had been duly appointed and was qualified to be a Director, or member of the committee.

13.9 Resolutions and Declarations

(a) The Directors may pass a resolution without a Directors' meeting being held if all the Directors entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of a document may be used for signing by Directors if the wording of the resolution and statement is identical in each copy.

(c) The resolution is passed when the last Director signs.

14. MANAGING DIRECTOR

14.1 Appointment of Managing Director

The Directors may appoint one of themselves to the office of managing Director for the period, and on the terms (including as to remuneration), as the Directors see fit.

14.2 Termination of Appointment

A person ceases to be managing Director if that person ceases to be a Director.

14.3 Powers of Managing Director

The Directors may confer on a managing Director any of the powers that the Directors can exercise.

14.4 Power to Revoke or Vary

The Directors may revoke or vary:

(a) an appointment of; or

(b) any of the powers conferred on,

the managing Director.

14.5 Not Subject to Rotation

Notwithstanding anything in this Constitution, a managing Director shall not while he continues to hold that office be subject to retirement by rotation as specified in **Clause 11.4**.

15. ASSOCIATE DIRECTORS

15.1 Appointment of Associate Directors

The Directors may appoint any person to be an associate Director and may cancel any such appointment.

15.2 Powers, Duties and Remuneration of Associate Directors

The Directors may determine the powers duties and remuneration of any person so appointed provided that such powers and duties do not exceed those vested in or exercisable by the Directors.

15.3 Share Qualification and Rights

A person appointed as associate Director is not required to hold any shares to qualify him for appointment and does not have any right to attend or vote at any meeting of Directors except by the invitation and with the consent of all Directors.

16. LOCAL MANAGEMENT

16.1 Conferral of Power of Management

The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether inner State or elsewhere in such manner as they think fit and the provisions contained in this **Clause 16** shall be without prejudice to the general powers conferred by this paragraph.

16.2 Establishment of Local Boards

(a) The Directors from time to time and at any time may establish any local boards, management committees or agencies for managing any of the affairs of the Company in any such specified locality and may appoint any persons to be members of such local boards or any managers or agents and may fix their remuneration.

(b) The Directors may delegate to any person so appointed any of the powers, authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the members for the time being of any such local board or any of them to fill up any vacancies therein and to act notwithstanding vacancies; and

(c) Any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person appointed and may revoke or vary any such delegation.

17. SECRETARY

A secretary holds office on the terms and conditions (including as to remuneration) that the Directors determine.

18. EXECUTION OF DOCUMENTS

18.1 Execution of Documents without Common Seal

The Company may execute any document (including a deed or a negotiable instrument) without using a common seal if the document is signed by:

(a) 2 Directors; or

(b) a Director and a Company Secretary; or

(c) any person authorised in writing by the Company or the Directors to execute the document.

18.2 Execution of Documents with Common Seal

The Company may execute any document (including a deed or a negotiable instrument) by using a common seal if the seal is fixed to the document and the fixing of the seal is witnessed by:

(a) 2 Directors; or

(b) a Director and a Company Secretary.

19. INSPECTION OF RECORDS

The Directors, or the Company by a resolution passed at a general meeting, may authorise a member to inspect books of the Company.

20. DIVIDENDS AND RESERVES

20.1 Declaration of Dividends

(a) The Directors may determine that a dividend is payable and fix:

(i) the amount;

(ii) the time for payment; and

(iii) the method of payment.

(b) The holder of a partly paid share must not be entitled to a greater proportion of either:

(i) a dividend; or

(ii) an issue of bonus securities,

than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited on the share). Amounts paid in advance of a call are ignored when calculating this proportion.

20.2 Interest on Dividends

Interest is not payable on a dividend.

20.3 Reserves

(a) The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, which may be applied for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied.

(b) Pending any such application, the reserves may be used in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors think fit.

(c) The Directors may carry forward any profits remaining which they consider ought not to be distributed as dividends without transferring those profits to a reserve.

20.4 **Deductions from Dividends**

The Directors may deduct from any dividend payable to a member any sum of money presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

20.5 **Payment**

(a) Any dividend payable in cash in respect of a share may be paid by:

(i) cheque sent through the post directed to:

(A) the address of the holder as shown in the Register of Members, or in the case of joint holders, to the address as shown in the Register of Members as the address of the joint holder first named in the Register; or

(B) to such other address as the holder directs or joint holders direct in writing;

(ii) such electronic or other means approved by the directors directly to an account nominated in writing by the holder or joint holders.

(b) Any one of two or more joint holders may give effectual receipt for any dividends or other money payable in respect of the shares held by them as joint holders.

(c) Any payment made under **Clause 20.5(a)(ii)** is made at the holder's risk.

20.6 **Dividend Re-Investment Plan**

(a) The Company in general meeting may from time to time by ordinary resolution resolve to authorise the Directors to implement and maintain a dividend reinvestment plan ("the Plan") whereby a member may elect by notice in writing to the Company that dividends payable by the Company to that member be applied towards the allotment and issue of fully paid ordinary shares in accordance with the terms and conditions of the Plan.

(b) The Directors may from time to time vary the terms and conditions of the Plan as and when they consider it appropriate and may also suspend or terminate the Plan.

21. CAPITALISATION OF PROFITS

21.1 **Company may Capitalise**

The Company may capitalise profits. The capitalisation need not be accompanied by the issue of shares.

21.2 **Proportional Entitlement**

The amount capitalised must be applied for the benefit of members in the proportions in which the members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

22. NOTICES

22.1 Notice to Joint Members

Notice to joint members must be given to the joint member named first in the Register of Members.

22.2 When Notice is Given

A notice :

(a) sent by post is taken to be given three days after it is posted;

(b) sent by fax is taken to be given on the business day after it is sent;

(c) sent by electronic means (nominated by the holder for that purpose) is taken to be given on the business day after it is sent.

22.3 Signing of Notices

A signature to any notice given by the Company to a holder may be printed, affixed or produced by some mechanical, electronic or other means.

22.4 No Registered Address for Holder

Where a holder does not have a registered address or where the Company believes that holder is not known at the holder's registered address, all notices are taken to be:

(a) given to the member if the notice is exhibited in the Company's registered office for a period of 48 hours; and

(b) served at the commencement of that period, unless and until the member informs the Company of the member's address.

23. WINDING UP

23.1 Distribution of Assets

Without prejudice to the rights of the holders of shares issued upon special terms and conditions and subject to this Constitution, if the Company is wound up any assets available for distribution among the members must be applied firstly in repayment of all capital paid up on the shares at the commencement of the winding up, provided:

(a) if the assets available for distribution are less than the paid up capital at the commencement of the winding up, the shortfall will be borne by the members in proportion to the percentage of capital paid up on their shares at the commencement of the winding up; and

(b) if the assets available for distribution are more than the paid up capital at the commencement of the winding up, the excess will be paid to the members in proportion to the percentage of capital paid up on their shares at the commencement of the winding up.

23.2 **Powers of Liquidator**

(a) If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company divide among the members in kind the whole or any part of the assets of the Company and may for that purpose set such value as he deems fair upon any property to be divided and may determine how the division is to be carried out as between the members or different classes of members.

(b) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member will be compelled to accept any shares or other securities in respect of which there is any liability.

23.3 **Commissions Payable to Liquidator**

Subject to the Act and to this Constitution, any Director or liquidator may receive such commission on the proceeds of the sale or liquidation of the Company or any of the Company's assets as the Company in general meeting may decide.

24. INDEMNITY

24.1 **Indemnity in Relation to Proceedings**

Every Director, agent, auditor and other officer of the Company will be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in relation to any such proceedings in which relief is under the Act granted to him.

24.2 **Other Indemnity**

Subject to the provisions of the Act every Director and officer of the Company or any other person (whether an officer of the Company or not) employed by the Company as auditor will be indemnified by the Company against all costs, losses, expenses or liabilities incurred by him in the course of the business of the Company and it is the duty of the Directors out of the funds of the Company to pay and satisfy such costs, losses, expenses and liabilities incurred by him.

25. LISTING RULES

The following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules required to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

CORPORATIONS ACT 2001

COMPANY LIMITED BY SHARES

CONSTITUTION

STARPHARMA HOLDINGS LIMITED

ACN 078 532 180

TABLE OF CONTENTS

Clause *Page*

starpharma

Level 6, Baker Heart Research Building
Commercial Road
MELBOURNE Victoria 3004 Australia

PO Box 6535, St Kilda Road Central
MELBOURNE Vic 8008

Telephone: +613 8532 2700
Facsimile: +613 9510 5955

17 November 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Annual General Meeting
Starpharma Holdings Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Re-election of Mr Leon Gorr as a Director

❑ Votes where the proxy directed to vote 'for' the motion	29,143,544
❑ Votes where the proxy was directed to vote 'against' the motion	889,045
❑ Votes where the proxy may exercise a discretion how to vote	999,075

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 872,366

The result of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Dr Peter Jenkins as a Director

❑	Votes where the proxy directed to vote 'for' the motion	29,158,544
❑	Votes where the proxy was directed to vote 'against' the motion	874,045
❑	Votes where the proxy may exercise a discretion how to vote	999,075

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	872,366

The result of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval and Ratification of Issue of Ordinary Shares

❑	Votes where the proxy directed to vote 'for' the motion	17,869,360
❑	Votes where the proxy was directed to vote 'against' the motion	1,161,045
❑	Votes where the proxy may exercise a discretion how to vote	954,075

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	11,919,550

The result of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval of amended Starpharma Employee Share Option Plan

❑	Votes where the proxy directed to vote 'for' the motion	28,902,544
❑	Votes where the proxy was directed to vote 'against' the motion	1,210,660
❑	Votes where the proxy may exercise a discretion how to vote	954,075

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	836,751

The result of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Amendment to Constitution

❑	Votes where the proxy directed to vote 'for' the motion	29,141,544
❑	Votes where the proxy was directed to vote 'against' the motion	880,160
❑	Votes where the proxy may exercise a discretion how to vote	1,021,075

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	861,251

The result of voting on the motion is as follows:

The motion was carried on a show of hands as a special resolution.

Dated this 17th day of November 2004

B P Rogers
Company Secretary

starpharma

17 November 2004

STARPHARMA TO ESTABLISH LEVEL I AMERICAN DEPOSITARY RECEIPTS PROGRAM

Melbourne (Australia) 17 November 2004: Starpharma Holdings Limited (ASX:SPL) today announced that it has taken steps toward the establishment of a sponsored Level I American Depositary Receipts (ADR) program in the United States in the next couple of months. The establishment of the Level I ADR program will be subject to regulatory approval in the United States.

The purpose of the Level I ADR Program is to encourage foreign investment in Starpharma shares through the United States over-the-counter (OTC) market, thereby expanding Starpharma's shareholder base and name recognition in the United States.

Starpharma expects to make a further announcement following the establishment of the Level I ADR program in the United States.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE BY STARPHARMA. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT YET BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES MAY BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A REGISTRATION STATEMENT BECOMES EFFECTIVE.

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology, Dr Donald A. Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Ltd**	
ABN 20 078 532 180	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ross Dobinson
Date of last notice	16 May 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	24 November 2004
No. of securities held prior to change	3,505,289
Class	Ordinary Shares
Number acquired	-
Number disposed	150,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$111,123
No. of securities held after change	3,355,289
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

starpharma

17 November 2004

STARPHARMA Phase 1 Preliminary Report: Positive Results for VivaGel™

Melbourne (Australia) 17 November 2004: Starpharma Holdings Limited (ASX:SPL) today announced that VivaGel™, its vaginal microbicidal gel for the prevention of HIV was found to be well tolerated during a clinical trial held in Australia.

Starpharma's VivaGel™ is a topical microbicide that has the potential to prevent or reduce the transmission of HIV and other STDs when applied to the vagina prior to sexual intercourse. Microbicides are chemical agents that in the form of gels can be used before intercourse to inactivate STD pathogens. Microbicides are currently being viewed by health officials as one of the best potential opportunities for stemming the spread of HIV/AIDS.

VivaGel™ is the first drug product in the world based upon nanoscale dendrimers to enter human trials.

The Phase I study to test the safety and tolerability of VivaGel™ compared two groups of women who received either VivaGel™ or a placebo daily for one week. Although the study remains blinded (ie no one knows which women received the VivaGel and which received placebo), assessment by a gynaecologist has shown no subject in the trial experienced a significant adverse event. The clinical trial was conducted at CMAX, a Division of IDT Australia Ltd, in Adelaide.

"Even though the study remains blinded, that is before we know which women received VivaGel™ or placebo, from the perspective of my gynaecological examinations I can report that no subject suffered any significant adverse event. I am confident that none of the subjects in this study suffered any untoward consequences from exposure to SPL7013 Microbicide Gel (VivaGel™).," said Dr John O'Loughlin of the Royal Adelaide Hospital, the principal investigator on the study.

Dr John Raff, CEO of Starpharma, said: "This preliminary finding is terrific news for Starpharma. There is no doubt that it is the most significant step to-date in our clinical development program for VivaGel™. On this basis, we anticipate that we will be able to proceed to the next steps in our clinical program with the objective of efficacy studies for the prevention of HIV and other sexually transmitted diseases."

This study tested three groups of 12 women in succession, eight of whom received VivaGel™ containing 0.5%, 1% or 3% of the active dendrimer ingredient respectively, and four of whom received only placebo. Both active gel and placebo were administered vaginally.

The possibility of irritation to the vagina and cervix was assessed by colposcopy, a standard gynaecological technique for detecting abnormalities in these tissues. Other measurements in the trial included the level of active compound entering the blood stream and whether the gel affected the normal vaginal microflora.

Full trial results will be available following complete analysis of data and publication of the full study report.

Last month, it was announced that Starpharma would lead a consortium to develop a second generation microbicide for the prevention of infection by HIV and other sexually transmitted diseases. This consortium is being funded by a US$5.4 million (A$7.5 million) grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). The consortium consists of Starpharma and ReProtect, Inc., together with research groups from the Johns Hopkins University, the University of Texas Medical Branch, the University of Kentucky, the University of Washington and the Burnet Institute in Melbourne.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

Microbicides
A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market.

They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers
Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media Rebecca Christie Buchan 02 9293 2836 /0417 382 391 rchristie@bcg.com.au	John Raff Chief Executive Officer +61 3 8532 2701 Mr Ben Rogers Company Secretary +61 3 8532 2702 www.starpharma.com